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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                                Tower Tech, Inc.
             (Exact name of registrant as specified in its charter)

                 Oklahoma                                73-1210013
 (State of incorporation or organization)   (I.R.S. Employer Identification No.)


       11935 South I-44 Service Road
          Oklahoma City, Oklahoma                          73173
  (Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                  Name of each exchange on which
       to be so registered                  each class is to be registered
___________________________________   __________________________________________
___________________________________   __________________________________________
___________________________________   __________________________________________

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /X/

Securities to be registered pursuant to Section 12(g) of the Act:

          Warrants to Purchase Common Stock, par value $0.01 per share, exercisable on or before January 30, 2007
                                (Title of class)

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Background
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     The following summarizes all of the material terms and provisions of the securities of the registrant, Tower Tech, Inc. (the "Company"), following our emergence from bankruptcy court protection under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On November 20, 2001, our plan of reorganization, as amended (the "Plan") was confirmed. On February 1, 2002 (the "Effective Date"), we completed those agreements required pursuant to the Plan and emerged from proceedings under Chapter 11 of the Bankruptcy Code.

     As of the Effective Date, we were authorized to issue 10,000,000 shares of common stock, par value $0.01 per share ("New Common Stock"), and no preferred stock. Immediately prior to the Effective Date, there were 4,104,740 shares of our common stock, par value $0.001 per share ("Old Common Stock"), outstanding and held by approximately 70 holders of record. The Plan provides that each owner of Old Common Stock will receive a Warrant Certificate (a "Warrant") entitling each such owner to purchase 0.02826 of a share of New Common Stock for each share of Old Common Stock held by such owner.

     This Form 8-A is being utilized to register the Warrants. We have been advised by the Securities and Exchange Commission that it will not object to our reliance on an interpretation of Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), concluding that the New Common Stock issued pursuant to the Plan need not be registered under the Exchange Act. Nevertheless, this Form 8-A contains a description of the Warrants to be registered, as well as the New Common Stock.

Item 1.  Description of Registrant's Securities to be Registered

New Common Stock

     The holders of New Common Stock are entitled to one vote for each share of New Common Stock held on all matters voted upon by shareholders, including the election of directors. Subject to the rights of any then outstanding shares of preferred stock (for which there are currently none outstanding), the holders of New Common Stock are entitled to dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. The holders of New Common Stock are entitled to share ratably in our net assets upon liquidation after we pay or provide for all liabilities and for any preferential liquidation rights of any preferred stock then outstanding. The holders of New Common Stock have no preemptive rights to purchase shares of our capital stock. Shares of New Common Stock are not subject to any redemption provisions and are not convertible into any of our other securities.

Warrants

     The Plan provides that each owner of Old Common Stock will receive a Warrant entitling each such owner to purchase 0.02826 of a share of New Common Stock for each share of Old Common Stock held by such owner. The purchase price for one share of New Common Stock under a Warrant will be $3.00. The Warrants will expire on January 30, 2007. If all of the Warrants are exercised, there would be 116,000 shares of New Common Stock issued as a result of such exercises. The symbol for the Warrants, when issued, will be TRTWV. We expect the Warrants to be quoted on the over-the-counter bulletin board. The Warrants are subject to the conditions specified in the Warrant Agreement between the Company and UMB Bank, N.A., a copy of which is filed herewith.

Oklahoma Law and Certain Charter Provisions

     Under the Oklahoma General Corporation Act (the "Oklahoma Act"), mergers, consolidations and sales of all or substantially all of the property and assets of an Oklahoma corporation must generally be approved by a vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon.
Section 1090.3 of the Oklahoma Act, however, restricts certain transactions between an Oklahoma corporation (or its majority owned subsidiaries), and a holder of 15% or more of the corporation's outstanding voting stock, together with affiliates or associates thereof (an "interested shareholder"). For a period of three years following the date that a shareholder becomes an

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interested shareholder, Section 1090.3 prohibits the following types of transactions between the corporation and the interested shareholder (unless certain conditions, described below, are met): (i) mergers or consolidations;
(ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation; (iii) the issuances or transfers by the corporation of any stock of the corporation that would have the effect of increasing the interested shareholder's proportionate share of the stock of any class or series of the corporation; (iv) receipt by the interested shareholder of the benefit, except proportionately as a shareholder of the corporation, of any loans, advances, guarantees, pledges or other financial benefits provided by the corporation; (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation that is owned by the interested shareholder; and (vi) any share acquisition by the interested shareholder from the corporation pursuant to Section 1090.1 of the Oklahoma Act. These restrictions do not apply if: (1) before such person became an interested shareholder, the board of directors approved the transaction in which the interested shareholder becomes an interested shareholder or approved the business combination; or (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (a) persons who are directors and also officers, and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in any tender or exchange offer; or (3) at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder. The provisions of Section 1090.3 are not currently applicable to the Company, but will become so in the event that the New Common Stock (or another class of our voting stock) is subsequently listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market, or held of record by 1,000 or more shareholders.

     The Oklahoma Act also contains provisions regulating a "control share acquisition," which effectively deny voting rights to shares in an Oklahoma corporation acquired in control share acquisitions unless a resolution granting such voting rights is approved at a meeting of shareholders by an affirmative majority of all voting power, excluding all interested shares. A "control share acquisition" is one by which a purchasing shareholder acquires more than 1/5th, 1/3rd or a majority, under various circumstances, of the voting power of the stock of an "issuing public corporation." An "issuing public corporation" is an Oklahoma corporation that has (i) any class of securities registered pursuant to
Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934;
(ii) 1,000 or more shareholders; and (iii) either (a) more than 10% of its shareholders resident in Oklahoma; (b) more than 10% of its shares owned by Oklahoma residents; or (c) 10,000 shareholders resident in Oklahoma. We do not currently meet the statutory definition of an "issuing public corporation"; however, we may become subject to the control share acquisition provisions of the Oklahoma Act at a later date.

     Our Amended and Restated Certificate of Incorporation limits, to the fullest extent permitted by Oklahoma law, the liability of a director to the Company or our shareholders for monetary damages for a breach of such director's fiduciary duty as a director. Oklahoma law presently permits such limitations of a director's liability except where a director breaches his or her duty of loyalty to the Company or its shareholders, fails to act in good faith or engages in intentional misconduct or a knowing violation of law, authorizes payment of an unlawful dividend or stock repurchase, or obtains an improper personal benefit. This provision is intended to afford directors additional protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. We believe this provision will assist us in maintaining and securing the services of directors who are not our employees.

     Our Amended and Restated Bylaws provide that directors and officers shall be indemnified against liabilities arising from their services as directors and/or officers to the fullest extent permitted by law, which generally requires that the individual act in good faith and in a manner he or she reasonably believes to be in or not opposed to the Company's best interests. We have not obtained directors and officers liability insurance to limit our exposure under these provisions.

Transfer Agent and Registrar

     The transfer agent and registrar for the New Common Stock and the Warrants is UMB Bank, N.A.

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Item 2.  Exhibits

         Exhibit No.       Description
         -----------       -----------

           3.1 Second Amended and Restated Certificate of Incorporation of Tower Tech, Inc. (incorporated by reference to Exhibit 3.1 of the Registrant's Form 10-KSB as filed on March 15, 2002)

           3.2 First Amended and Restated Amended Bylaws of Tower Tech, Inc. (incorporated by reference to Exhibit
                           3.2 of the Registrant's Form 10-KSB as filed on March 15, 2002)

           4.1 Form of Certificate for Common Stock, par value $0.01 per share (incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-KSB as filed on March 15, 2002).

          *4.9             Form of Warrant Certificate

         *4.10             Warrant Agreement between the Company and UMB Bank,
                           N.A.

          99.1             Amended Plan of Reorganization of Tower Tech, Inc.
                           (incorporated by reference to Exhibit 99.1 of the Registrant's Form 10-KSB as filed on March 15, 2002)

          99.2 First Supplement to Amended Plan of Reorganization of Tower Tech, Inc. (incorporated by reference to Exhibit 99.2 of the Registrant's Form 10-KSB as filed on March 15, 2002)

          99.3 Second Supplement to Amended Plan of Reorganization of Tower Tech, Inc. (incorporated by reference to Exhibit 99.3 of the Registrant's Form 10-KSB as filed on March 15, 2002)

          99.4 Third Supplement to Amended Plan of reorganization of Tower Tech, Inc. (incorporated by reference to Exhibit 99.4 of the Registrant's Form 10-KSB as filed on March 15, 2002)

          99.5             Order Confirming Plan (incorporated by reference to
                           Exhibit 99.5 of the Registrant's Form 10-KSB as filed on March 15, 2002)

          99.6 Supplement Order Confirming Plan to Include Third Supplement to Plan of Reorganization (incorporated by reference to Exhibit 99.6 of the Registrant's Form 10-KSB as filed on March 15, 2002)

          99.7 Final Order Supplementing Order Confirming Plan to Include Third Supplement to Plan of Reorganization (incorporated by reference to Exhibit 99.7 of the Registrant's Form 10-KSB as filed on March 15, 2002)

*Filed herewith

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Signature

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 8, 2002                              TOWER TECH, INC.

                                           By:  /s/Charles D. Whitsitt
                                                ----------------------
                                                Charles D. Whitsitt